Exemption Order
82-5166


APF ENERGY


05006080

NEWS RELEASE

TSX: AY.UN
AY.DB

APF Energy Trust Announces Distribution of $0.16 per Unit

February 16, 2005 - APF Energy Trust announces it is maintaining its monthly distribution of $0.16 per unit. Payment will be made on March 15, 2005 to unitholders of record on February 28, 2005. The ex-distribution date is February 24, 2005.

Certain statements in this material may be "forward-looking statements" including outlook on oil and gas prices, estimates of future production, estimated completion dates of acquisitions and construction and development projects, business plans for drilling and exploration, estimated amount and timing of capital expenditures and anticipated future debt levels and royalty rates. Information concerning reserves contained in this material may also be deemed forward-looking statements as such estimates involve the implied assessment that the resources described can be profitably produced in the future. These statements are based on current expectations, estimates and projections that involve a number of risks and uncertainties, which could cause actual results to differ from those anticipated by APF. This news release is not for distribution in the U.S. The Toronto Stock Exchange has neither approved nor disapproved of the contents of this news release.

For Further Information Please Contact

Steve Cloutier, President
Alan MacDonald, V.P. Finance
Christine Ezinga, Corporate Planning Analyst
Telephone: (403) 294-1000 ▲ Toll Free (800) 838 9206 ▲ Fax (403) 294-1010
Email: invest@apfenergy.com ▲ Internet: www.apfenergy.com

Exemption Order
82-5166


APF ENERGY

NEWS RELEASE

TSX: AY.UN
AY.DB

APF Energy Announces Additions to Technical Team

February 17, 2005 - APF Energy Trust is pleased to announce the following managerial appointments:

Wes Bader, Manager, Western Business Unit. Mr. Bader is a professional geologist with more than 20 years of experience in the Western Canadian Sedimentary basin, most recently with Anadarko Canada Corporation. In this role, he leads a team of landmen, engineers and geologists whose mandate is to identify, evaluate and execute APF's exploitation, exploration and corporate development strategies in the Trust's Western core area.

Bob Everett, Chief Geophysicist. Mr. Everett has more than 30 years' of geological and geophysical experience in both staff and supervisory positions. Prior to consulting for the past year, he was Chief Geophysicist at Enerplus. Mr. Everett is responsible for directing all of APF's geophysical resources in support of the trust's exploration and development programs.

"As APF continues to increase its level of drilling activity, we believe the addition of senior explorationists like Wes and Bob will add further technical strength to our team", commented APF's President, Steve Cloutier.

For Further Information Please Contact

Steve Cloutier, President
Alan MacDonald, V.P. Finance
Christine Ezinga, Corporate Planning Analyst
Telephone: (403) 294-1000 ▲ Toll Free (800) 838 9206 ▲ Fax (403) 294-1010
Email: invest@apfenergy.com ▲ Internet: www.apfenergy.com